Exhibit 99.1

LogMeIn Announces Third Quarter 2016 Results

22% Revenue Growth; 29% Adjusted EBITDA Margin; $20.1 Million of Operating Cash Flow

Boston, October 27, 2016 – LogMeIn, Inc. (NASDAQ: LOGM), a leading provider of cloud-based connectivity, today announced its results for the third quarter ended September 30, 2016.

Third quarter 2016 highlights include:

•	Revenue was $85.1 million, representing 22% growth compared with the third quarter of 2015
•	Adjusted EBITDA was $24.8 million and Adjusted EBITDA margin was 29.1%, versus $19.4 million and 27.9% in the third quarter of 2015
•	GAAP net loss was $0.7 million, or a $0.03 net loss per share, as compared to GAAP net income of $5.6 million, or $0.22 per diluted share, in the third quarter of 2015
•	Non-GAAP net income was $14.8 million, or $0.56 per diluted share, as compared to $11.9 million, or $0.46 per diluted share, in the third quarter of 2015
•	Cash flow from operations was $20.1 million, or 24% of revenue, as compared to $13.4 million in the third quarter of 2015
•	Total deferred revenue was $163.7 million, up 19% from $137.0 million in the third quarter of 2015
•	The Company closed the quarter with cash, cash equivalents, and short-term investments of $217.2 million

“We are pleased with our performance in the third quarter, adding to an already good first half of the year,” said Bill Wagner, President and CEO of LogMeIn. “I’m proud and deeply appreciative of our team as we continue to execute on our core business, while simultaneously making significant progress preparing for the transformative merger with Citrix’s GoTo Family of Products which we announced in July.

We will continue to focus on both fronts for the remainder of the year, finishing 2016 well for standalone LogMeIn, while working on integration and optimization planning for the combined company.”

Business Outlook

Based on information available as of October 27, 2016, the Company is issuing guidance for the fourth quarter 2016 and fiscal year 2016.

Fourth Quarter 2016: The Company expects fourth quarter revenue to be in the range of $87.0 million to $87.5 million.

Adjusted EBITDA is expected to be in the range of $25.1 million to $25.5 million.

Non-GAAP net income is expected to be in the range of $15.3 million to $15.5 million, or $0.58 to $0.59 per diluted share. Non-GAAP net income excludes an estimated $8.9 million in stock-based compensation expense and $12.6 million in acquisition-related costs and amortization, including costs associated with the Company’s proposed merger with Citrix’s GoTo family of products, and $0.3 million in litigation-related expense.

Non-GAAP net income for the fourth quarter assumes an effective tax rate of approximately 31%. Non-GAAP net income per diluted share for the fourth quarter of 2016 is based on an estimated 26.4 million fully-diluted weighted average shares outstanding.

Including stock-based compensation expense and acquisition-related costs and amortization, the Company expects to report GAAP net income in the range of $0.2 million to $0.5 million, or $0.01 to $0.02 per share.

GAAP net income for the fourth quarter assumes an effective tax rate of approximately 40%. GAAP net income per share for the full fiscal year 2016 is based on an estimated 26.2 million fully-diluted weighted average shares outstanding.

Fiscal Year 2016: The Company expects full year 2016 revenue to be in the range of $335.0 million to $335.5 million.

Adjusted EBITDA is expected to be in the range of $88.0 million to $88.4 million.

Non-GAAP net income is expected to be in the range of $51.9 million to $52.2 million, or $1.98 to $1.99 per diluted share. Non-GAAP net income excludes an estimated $36.3 million in stock-based compensation expense and $37.0 million in acquisition-related costs and amortization, including costs associated with the Company’s proposed merger with Citrix’s GoTo family of products, and $0.3 million in litigation-related expense.

Non-GAAP net income for the full fiscal year 2016 assumes an effective tax rate of approximately 31%. Non-GAAP net income per diluted share for the full fiscal year 2016 is based on an estimated 26.2 million fully-diluted weighted average shares outstanding.

Including stock-based compensation expense and acquisition-related costs and amortization, the Company expects to report GAAP net income in the range of $1.0 million to $1.3 million, or $0.04 to $0.05 per share.

GAAP net income for the full year assumes an effective tax rate of 38%. GAAP net income per share for the full fiscal year 2016 is based on an estimated 26.2 million fully-diluted weighted average shares outstanding.

A reconciliation of the most comparable GAAP financial measures to non-GAAP measures used above is included in the tables attached to this release.

Dividend

On October 27, 2016, LogMeIn’s Board of Directors also declared a second special cash dividend of $0.50 per share of common stock. The special dividend will be paid on November 22, 2016 to shareholders of record on November 7, 2016. LogMeIn currently has approximately 25.5 million shares of common stock outstanding. As contemplated by the definitive merger agreement with Citrix, the Company currently expects to declare a third dividend of $0.50 per share of common stock subject to the consummation of the transaction, on or about the date of such consummation.

Conference Call Information for Today, Thursday, October 27, 2016

The Company will host a corresponding conference call and live webcast at 5:00 p.m. Eastern Time today. To access the conference call, dial 888-437-9362 (for the U.S. and Canada) or 719-325-2111 (for international callers) and enter conference ID 3686108. A live webcast will be available on the Investor Relations section of the Company’s corporate website at www.LogMeInInc.com and via replay beginning approximately two hours after the completion of the call. An audio replay of the call will also be available to investors until 8:00 p.m. Eastern Time on November 4, 2016, by dialing 888-203-1112 (for the U.S.) and entering replay ID 3686108.

Non-GAAP Financial Measures

This press release contains non-GAAP financial measures including adjusted EBITDA, adjusted EBITDA margin, non-GAAP operating income, non-GAAP income before provision for income taxes, non-GAAP provision for income taxes, non-GAAP net income, non-GAAP net income per diluted share and non-GAAP cash flow from operations.

Adjusted EBITDA is GAAP net income (loss) excluding income tax expense (benefit), interest, and other (income) expense, net, depreciation and amortization, acquisition-related costs, stock-based compensation expense, and litigation-related expense. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. Non-GAAP operating income excludes acquisition-related costs and amortization, stock-based compensation expense, and litigation-related expense. Non-GAAP provision for income taxes excludes the tax impact of acquisition-related costs and amortization, stock-based compensation expense, and litigation-related expense. Non-GAAP net income and non-GAAP net income per diluted share excludes acquisition-related costs and amortization, stock-based compensation expense, litigation-related expense, and their-related tax impacts. Non-GAAP cash flow from operations excludes payments and receipts-related to litigation-related costs and acquisition-related costs (excluding acquisition-related retention-based bonus payments).

The exclusion of certain expenses in the calculation of non-GAAP financial measures should not be construed as an inference that these costs are unusual or infrequent. We anticipate excluding these expenses in the future presentation of the Company’s non-GAAP financial measures. The Company believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods and uses these measures in financial reports prepared for management and the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software-as-a-service companies, many of which present similar non-GAAP financial measures to investors. The Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant elements that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management in determining these non-GAAP financial measures. In order to compensate for these limitations, management of the Company presents its non-GAAP financial measures in connection with its GAAP results. The Company urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP measures used in this press release are included in this release.

About LogMeIn, Inc.

LogMeIn, Inc. (NASDAQ: LOGM) simplifies how people connect to each other and the world around them. With millions of users worldwide, our cloud-based solutions make it possible for people and companies to connect and engage with their workplace, colleagues, customers and products anywhere, anytime. LogMeIn is headquartered in Boston with offices in Bangalore, Budapest, Dublin, Fairfax (VA), London, San Francisco, Sydney, Szeged, and Wichita (KS).

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, the Company’s ability to deliver future growth and execute on its core business, the Company’s planning and progress related to its proposed merger with Citrix’s GetGo family of products, and the Company’s financial guidance for fiscal year 2016 and the fourth quarter of 2016. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to, dependence on the remote support and software market, customer adoption of the Company’s solutions, the Company’s ability to execute on its strategic initiatives, the Company’s ability to integrate acquired products or companies, the Company’s ability to attract new customers and retain existing customers, adverse economic conditions in general and adverse economic conditions specifically affecting the markets in which the Company operates, the effectiveness of the Company’s cybersecurity measures, intellectual property litigation, the Company’s ability to continue to promote and maintain its brand in a cost-effective manner, the Company’s ability to compete effectively, the Company’s ability to develop and introduce new products and add-ons or enhancements to existing products, the Company’s ability to manage growth, the Company’s ability to attract and retain key personnel, the Company’s ability to protect its intellectual property and other proprietary rights, the termination of the merger agreement with Citrix or the failure of the proposed transaction to be consummated for any reason, the disruption of ongoing business operations and the diversion of management’s attention due to the proposed merger, failure to realize the estimated synergies or growth from the proposed merger or that such benefits may take longer to realize than expected, unanticipated costs of integration, the effect of the announcement of the proposed merger or the consummation of the proposed merger on the ability of the Company to retain and hire key personnel and maintain relationships with key business partners and customers, and on their operating results and businesses generally and other risks detailed in the Company’s other publicly available filings with the Securities and Exchange Commission.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent the Company’s views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its views to change. The Company is not under any obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, the Company filed a registration statement on Form S-4 with the SEC on September 16, 2016, as amended on October 20, 2016, but this registration statement has not been declared effective. This registration statement includes a proxy statement of the Company that also constitutes a prospectus of the Company, and will be sent to the shareholders of the Company. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about the Company and the proposed merger. The proxy statement/prospectus and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents (when they are available) can also be obtained free of charge from the Company upon written request to LogMeIn, Inc., Investor Relations, 320 Summer Street, Boston, MA 02210, or by calling 781-897-1301.

Certain Information Regarding Participants

This press release is not a solicitation of a proxy from any security holder of the Company. However, the Company, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

LogMeIn is a registered trademark of LogMeIn, Inc. in the US and other countries around the world.

Contact Information:

Investors

Rob Bradley

LogMeIn, Inc.

781-897-1301

rbradley@LogMeIn.com

Press

Craig VerColen

LogMeIn, Inc.

781-897-0696

Press@LogMeIn.com

LogMeIn, Inc.

Condensed Consolidated Balance Sheets (unaudited)

(In thousands)

	December 31, 2015	September 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	$123,143	$146,600
Marketable securities	85,284	70,609
Accounts receivable, net	16,011	16,210
Prepaid expenses and other current assets	11,997	14,543

Total current assets	236,435	247,962
Property and equipment, net	21,711	25,226
Restricted cash	2,467	2,510
Intangibles, net	71,590	63,712
Goodwill	117,545	117,545
Other assets	5,753	4,736
Deferred tax assets	198	219

Total assets	$455,699	$461,910

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$10,327	$13,227
Accrued liabilities	31,674	35,937
Deferred revenue, current portion	134,297	159,365

Total current liabilities	176,298	208,529
Long-term debt	60,000	37,500
Deferred revenue, net of current portion	2,692	4,294
Deferred tax liabilities	5,812	6,967
Other long-term liabilities	3,086	8,138

Total liabilities	247,888	265,428

Commitments and contingencies
Preferred stock	—	—
Equity:
Common stock	275	283
Additional paid-in capital	276,793	300,162
Retained earnings	21,074	9,150
Accumulated other comprehensive loss	(5,216)	(5,199)
Treasury stock	(85,115)	(107,914)

Total equity	207,811	196,482

Total liabilities and equity	$455,699	$461,910

LogMeIn, Inc.

Condensed Consolidated Statements of Operations (unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
Revenue	$69,573	$85,103	$195,516	$248,103
Cost of revenue	8,678	11,485	25,195	34,121

Gross profit	60,895	73,618	170,321	213,982

Operating expenses
Research and development	10,379	14,161	29,758	43,571
Sales and marketing	33,929	39,628	102,919	123,533
General and administrative	8,457	18,694	23,771	40,350
Legal settlements	—	—	3,600	—
Amortization of acquired intangibles	286	1,363	844	4,103

Total operating expenses	53,051	73,846	160,892	211,557

Income (loss) from operations	7,844	(228)	9,429	2,425
Interest income	177	177	529	546
Interest expense	(109)	(335)	(261)	(1,094)
Other (expense) income, net	(540)	(180)	981	(676)

Income (loss) before income taxes	7,372	(566)	10,678	1,201
Provision for income taxes	(1,809)	(91)	(2,355)	(425)

Net income (loss)	$5,563	$(657)	$8,323	$776

Net income (loss) per share:
Basic	$0.22	$(0.03)	$0.34	$0.03
Diluted	$0.22	$(0.03)	$0.32	$0.03
Weighted average shares outstanding:
Basic	24,955	25,401	24,733	25,230
Diluted	25,768	25,401	25,678	26,009

Calculation of Non-GAAP Operating Income, Non-GAAP Net Income and Non-GAAP Diluted Net Income per share (unaudited) (In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
GAAP Income (loss) from operations	$7,844	$(228)	$9,429	$2,425
Add Back:
Stock-based compensation expense	6,668	8,999	19,235	27,327
Litigation related expenses	291	—	4,876	35
Acquisition related costs and amortization	2,300	13,157	6,804	24,441

Non-GAAP Operating income	17,103	21,928	40,344	54,228
Interest and other (expense) income, net	(472)	(338)	1,249	(1,224)

Non-GAAP Income before income taxes	16,631	21,590	41,593	53,004
Non-GAAP Provision for income taxes	(4,748)	(6,829)	(12,136)	(16,442)

Non-GAAP Net income	$11,883	$14,761	$29,457	$36,562

Non-GAAP Diluted net income per share:	$0.46	$0.56	$1.15	$1.41
Diluted weighted average shares outstanding used in computing per share amounts:	25,768	26,204	25,678	26,009

Calculation of Adjusted EBITDA (unaudited) (In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
GAAP Net income (loss)	$5,563	$(657)	$8,323	$776
Add Back:
Stock-based compensation expense	6,668	8,999	19,235	27,327
Litigation related expenses	291	—	4,876	35
Acquisition related costs	1,304	10,645	3,833	16,884
Interest and other expense (income), net	472	338	(1,249)	1,224
Income tax expense	1,809	91	2,355	425
Depreciation and amortization expense	3,298	5,372	9,232	16,076

Adjusted EBITDA	$19,405	$24,788	$46,605	$62,747

Stock-Based Compensation Expense (unaudited) (In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
Stock-based compensation expense:
Cost of revenue	$314	$536	$1,132	$1,774
Research and development	1,193	1,476	4,051	4,702
Sales and marketing	3,117	4,398	7,972	12,876
General and administrative	2,044	2,589	6,080	7,975

Total stock based-compensation	$6,668	$8,999	$19,235	$27,327

LogMeIn, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
Cash flows from operating activities
Net income (loss)	$5,563	$(657)	$8,323	$776
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	6,668	8,999	19,235	27,327
Depreciation and amortization	3,298	5,372	9,232	16,076
Amortization of premiums on investments	102	100	239	357
Change in fair value of contingent consideration liability	—	—	—	502
Amortization of debt issuance costs	54	74	132	218
Provision for bad debts	14	5	52	31
Income tax expense from the exercise of stock options	(216)	—	(216)	—
Other, net	29	5	15	2
Changes in assets and liabilities:
Accounts receivable	(1,563)	(1,641)	1,931	(79)
Prepaid expenses and other current assets	(382)	754	(2,873)	(1,552)
Other assets	(489)	239	(282)	1,188
Accounts payable	(1,360)	2,182	3,021	4,705
Accrued liabilities	950	3,834	(2,822)	4,176
Deferred revenue	509	(653)	34,850	25,420
Other long-term liabilities	272	1,483	1,177	4,943

Net cash provided by operating activities (1) (2) (3)	13,449	20,096	72,014	84,090

Cash flows from investing activities
Purchases of marketable securities	—	(4,036)	(57,170)	(35,609)
Proceeds from sale or disposal or maturity of marketable securities	15,042	18,750	72,042	50,000
Purchases of property and equipment	(4,353)	(3,817)	(10,922)	(12,629)
Intangible asset additions	(551)	(322)	(2,435)	(1,037)
Cash paid for acquisitions	—	—	—	(61)
Decrease (increase) in restricted cash and deposits	1,539	1	1,488	(30)

Net cash provided by investing activities	11,677	10,576	3,003	634

Cash flows from financing activities
Repayments of borrowings under credit facility	—	(7,500)	—	(22,500)
Proceeds from issuance of common stock upon option exercises	2,967	4,039	15,251	9,443
Income tax benefit from the exercise of stock options	216	—	216	—
Payments of withholding taxes in connection with restricted stock unit vesting	(4,263)	(4,815)	(11,148)	(13,432)
Payment of debt issuance costs	(203)	—	(977)	(349)
Payment of contingent consideration	—	(29)	(226)	(29)
Dividends paid on common stock	—	(12,700)	—	(12,700)
Purchase of treasury stock	—	(3,462)	(14,732)	(22,799)

Net cash used in financing activities	(1,283)	(24,467)	(11,616)	(62,366)

Effect of exchange rate changes on cash and cash equivalents	427	513	(3,949)	1,099

Net increase in cash and cash equivalents	24,270	6,718	59,452	23,457
Cash and cash equivalents, beginning of period	136,142	139,882	100,960	123,143

Cash and cash equivalents, end of period	$160,412	$146,600	$160,412	$146,600

(1)	Cash flows from operating activities includes litigation-related payments of $0.8 million and $4.8 million in the three and nine months ended September 30, 2015, respectively, including a litigation net settlement payment of $3.6 million in the second quarter of 2015.
(2)	Cash flows from operating activities includes acquisition transaction, transition, and integration-related payments of $1.7 million and $1.8 million in the three and nine months ended September 30, 2016, respectively.
(3)	Cash flows from operating activities includes acquisition-related retention-based bonus payments related to the Company's 2014 and 2015 acquisitions of $1.0 million and $1.5 million for the three months ended September 30, 2015 and 2016, respectively, and $3.8 million and $6.0 million for the nine months ended September 30, 2015 and 2016, respectively.

Calculation of Non-GAAP Cash Flows from Operating Activities (unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2016	2015	2016
GAAP Cash flows from operating activities	$13,449	$20,096	$72,014	$84,090
Add Back:
Litigation-related payments	766	—	4,802	100
Acquisition-related payments	2	1,655	17	1,829

Cash flows from operating activities before litigation-related and acquisition-related payments	$14,217	$21,751	$76,833	$86,019